FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: November 26, 2008

Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR

THE THIRD QUARTER 2008

Reports Third Quarter Revenues of US$119.0 million, an Increase of 142.9% Year-Over-Year; Solar Cell

Production and Gross Margin are both within Guidance at 35.7.MW and 9.3% respectively.

Nanjing, China – November 25th, 2008 – China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the third quarter of 2008.

Third Quarter Financial Results

•

Revenues were US$119.0 million, representing a 142.9% and 6.6% increase compared to the third quarter of 2007 and the second quarter of 2008, respectively; revenues generated from solar cell sales were US$113.4 million, representing a 144.9% and 8.6% increase compared to the third quarter of 2007 and the second quarter of 2008, respectively.

•

Gross profit was US$11.1 million compared to US$1.0 million and US$11.6 million during the third quarter of 2007 and the second quarter of 2008, respectively. Gross margin was 9.3%, which was within the Company’s guidance range, compared to 2.1% and 10.4% during the third quarter of 2007 and the second quarter of 2008, respectively. Blended gross margin was impacted mainly by the reduced OEM volume, compared to previous quarter.

•

GAAP net income was US$0.2 million, compared to net loss of US$4.4 million and net income of US$3.1 million in the third quarter of 2007 and the second quarter of 2008, respectively. Lower GAAP net income was largely due to non-operational accounting measures.

•

Non-GAAP net income, which excludes share-based compensation and change in fair value of non-cash derivative loss, was US$2.0 million, compared to non-GAAP net loss of US$4.3 million and non-GAAP net income of US$4.0 million in the third quarter of 2007 and the second quarter of 2008, respectively. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of Non-GAAP Financial Measures”

•

GAAP net income per ADS was US$0.01 both on basic and diluted basis, compared to a net loss of US$0.11 and a net income of US$0.08 per ADS in the third quarter of 2007 and the second quarter of 2008, respectively.

•

Non-GAAP net income per ADS, which excludes share-based compensation and change in fair value of non-cash derivative loss, was US$0.05 both on basic and diluted basis, compared to a non-GAAP net loss of US$0.10 and a non-GAAP net income of US$0.10per ADS in the third quarter of 2007 and the second quarter of 2008, respectively.

•	Operating cash flow in this quarter was positive US$1.8 million.

Commenting on the financial results, Dr. Allen Wang, CEO of China Sunergy, said:

“Despite experiencing a deteriorating market environment towards the end of the quarter, which resulted in some canceled orders, I am pleased that we were able to achieve our guidance for the quarter regarding margins and production volume. We have maintained our focus on execution through the signing of an important sales agreement and procuring high-quality silicon supplies at flexible and favorable prices, which will benefit the long term health of our Company despite the short-term impact of operating within an extremely challenging and uncertain solar sector.”

Third Quarter and Recent Operational Highlights

•	Quarterly production of 35.7 megawatts (“MW”) of solar cells represented a 100.6% increase on a year-over-year basis and an 8.8% increase sequentially.

•

Shipments of solar power products amounted to approximately 34.1 MW, representing a 105.4% increase on a year-over-year basis and a 2.6% decrease sequentially. Shipments were impacted by several orders which were canceled in late September due to market conditions, which would have amounted to 4.3 MW.

•

Shipments of high efficiency cells (defined as any cells with a conversion efficiency rate of over 17%) during the third quarter of 2008 amounted to 11.1MW, or 34.0% of total solar cell shipments, slightly less than the 11.4 MW, or 36.8% of total solar cell shipments, during the second quarter of 2008.

•	Average selective emitter (SE) cell conversion efficiency was 17.2% in the third quarter of 2008. Cells produced on the HP lines achieved an average conversion efficiency rate of approximately 16.7%.

•

The Company entered into a seven year sales agreement with Wuxi Guofei Green Energy Source Co., Ltd. (“Wuxi Guofei”), a leading Chinese solar energy company. Under the Agreement, China Sunergy will supply Wuxi Guofei with 10 MW of monocrystalline cells each year, beginning in 2009 and concluding in 2015.

“Although we were only moderately affected by the market situation towards the end of the third quarter, we have experienced much more severe pressure on our operations in recent months particularly in October as ASP erosion has been rapid,” continued Dr. Wang. “While this will significantly impact our results in the coming quarter and hence the full year, we have already implemented critical adjustments to minimize the long-term effect of the current environment and ensure that as the solar sector regains equilibrium we will be poised to regain the momentum that we demonstrated over the past quarters.”

Technological Developments

During the quarter China Sunergy continued to make progress with the production and development of its high-efficiency cells. China Sunergy currently has one SE line and four HP lines available for operation, and has maintained one multi-crystalline P type line to cater to current client requirements.

The installation of the four new selective emitter (“SE”) cell production lines is scheduled to be completed by the end of November, which will bring the total number of SE lines in production to five from the beginning of 2009. It should be noted that given any specific quality of wafer the SE cells not only generally achieve higher conversion efficiencies than our P and HP-type cells, but they also display greater wafer quality tolerance and are therefore able to achieve this even when poorer quality wafers are used during production.

China Sunergy’s investment in more advanced cells has again resulted in impressive returns with regards to the development of new forms of high efficiency cells. In particular, significant breakthrough has been achieved in the advancement of the N-type cells. At the laboratory level, an average efficiency of over 19% was consistently achieved, and the Company has put up a plan to start commercial shipments late in the fourth quarter of 2009. Additionally, the planned R&D center in Shanghai remains scheduled to be completed during the first half of 2009.

Third Quarter 2008 Financial and Business Review

Revenues, Shipment and Production

During the third quarter of 2008, revenues increased 142.9% on a year-over-year basis, and 6.6% sequentially to US$119.0 million.

Sales from solar cells, modules and processed cells under OEM arrangements and other sales accounted for 95.3%, 4.2%, 0.2% and 0.3% of total revenues, respectively. Shipments, including 1.2MW for module sales and 0.3MW of solar cells processed under OEM arrangements, amounted to approximately 34.1 MW, compared to 16.6 MW during the third quarter of 2007 and 35.0 MW during the second quarter of 2008.

Revenues and Shipment Comparison between Q3 2008 and Q2 2008

	Q3 2008		Q2 2008
	Volume*	Value (US$mm)	Volume*	Value (US$mm)
Solar cell sales	32.6	113.4	31.0	104.4
Module sales	1.2	5.0	1.0	4.2
OEM	0.3	0.2	3.0	2.2
Other sales		0.4		0.8

*	All volumes are expressed in MW.

During the third quarter of 2008, the Company increased its quarter-on-quarter sales of solar cell products by 8.6% as compared to the previous quarter. The percentage of solar cell sales in overseas markets of total solar cell sales was 45.1% in the third quarter of 2008 compared to 48.3% and 39.5% in the third quarter of 2007 and the second quarter of 2008, respectively.

Of the 32.6 MW of solar cells shipped during the third quarter, 11.1 MW were in the form of high efficiency cells (defined as any cells with a conversion efficiency rate of 17% and above.)

Gross Profit, Gross Margins and Average Selling Price (“ASP”)

Gross profit for the quarter was US$11.1 million, which led to a blended gross margin of 9.3%, down from 10.4% in the previous quarter, mainly as a result of less OEM volume. The gross margin of solar cells was largely the same as the previous quarter.

Margin Breakdown

	Gross margin
	Q3 2008	Q2 2008
Solar cell sales	9.1%	9.2%
Module sales	6.8%	12.4%
OEM	68.8%	63.2%
Other sales	68.1%	19.9%

Blended	9.3%	10.4%

Blended ASP for the third quarter of 2008 rose from US$3.37 per watt in the previous quarter to US$3.48 per watt due in part to the strengthening of the Renminbi against U.S. dollar. The blended ASP for the third quarter of 2007 was US$2.85.

Wafer Costs

Wafer costs continued to account for a large proportion of overall manufacturing costs. In the third quarter of 2008, wafer costs rose to US$2.87 per watt compared to US$2.45 and US$2.79 per watt in the third quarter of 2007 and the second quarter of 2008, mainly due to the strengthening of the Renminbi against U.S. dollar and the price increase of wafer.

Wafer costs per watt as a percentage of total production costs per watt declined slightly from 91.2% in the second quarter of 2008 to 91.1% in the third quarter of 2008, mainly due to the increased production volume. Other production costs, which mainly consisted of other raw materials, labor, depreciation and utilities, were US$0.28 per watt compared to US$0.27 in the second quarter of 2008.

SG&A, Operating Profit and Net Income

Our SG&A expenses in the third quarter of 2008 were US$4.9 million, compared to US$4.2 million in the third quarter of 2007 and US$5.1 million sequentially, which included share based compensation charge US$0.9 million, US$0.1 million, and US$0.9 million, respectively.

Profit from operations was US$5.7 million, compared to an operating loss of US$3.6 million and an operating profit of US$6.0 million for the third quarter of 2007 and the second quarter of 2008, respectively.

Interest expense for the third quarter 2008 was US$2.1 million, compared to US$2.0 million for the third quarter of 2007 and US$1.7 million for the second quarter of 2008, respectively. The increase was attributable to amortization of expenses and interest charges related to the senior convertible bonds closed on July 1, 2008.

In the third quarter we had other expenses amounting to US$3.7 million, mainly from unrealized foreign currency exchange loss due to devaluation of the Euro against Renminbi.

The Company reported a decline in net income to US$0.2 million this quarter, largely due to exchange and foreign currency derivative loss. This compares to a net income of US$3.1 million in the previous quarter and a net loss of US$4.4 million in the third quarter of 2007.

Non-GAAP net income, which excludes share-based compensation and change in fair value of non-cash derivative loss, was US$2.0 million in the third quarter of 2008, compared to net loss of US$4.3 million and net income of US$4.0 million in the third quarter of 2007 and the second quarter of 2008, respectively (please refer to note 1 of reconciliation).

The non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “Use of Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow

As of September 30, 2008, the Company had cash and cash equivalents of US$122.1 million. Net operating cash inflow for the third quarter was US$1.8 million. The Company also has access to an untapped bank credit facility of US$70M as at the end of September, and at this point sees no issues in its ability to renew existing bank loans or to obtain new lines of credit, should they be necessary.

Inventory was at a similar level compared to the second quarter, and the Company’s working capital ratio improved from 178% in the second quarter to 212% in the third quarter. Depreciation and amortization were US$1.4 million and capital expenditures were US$8.7 million.

Capital expenditures in Q3 were payments made for equipment relating to the expansion of the Company’s selective emitter cell lines. The outstanding payment for the 4 SE lines is US$12M and the budget for the R&D Center in Shanghai is US$8M. These two items have been accounted for. The only new capex requirement is approximately US$8M for the conversion of one SE line to N-type. The Company sees no issues in generating this funding internally out of its 2009 profits.

On July 1, 2008, the Company issued US$54.5 million 4.75% senior convertible notes (including US$4,500,000 pursuant to the exercise of the over-allotment option in full) due June 15, 2013 (“the Notes”). The terms of the Notes include certain conversion, repurchase and conversion rate adjustment features. The Notes are convertible into shares of the Company’s stock. Total issuance costs of the senior convertible notes were approximately US$3.9 million.

Concurrent with this offering, 4,431,000 ADSs were borrowed by an affiliate of the initial purchaser of the notes pursuant to an ADS lending agreement, and offered in a transaction registered under the Securities Act. A nominal lending fee of US$0.0006 per ADS was received from the ADS borrower for the use of the borrowed ADSs.

Commenting on the financial results, Kenneth Luk, CFO of China Sunergy, said:

“Despite the financial pressure caused by the depreciation of the Euro, we achieved the lower end of our margin guidance and generated cash during the third quarter. We have sufficient capital to fund our operations during this uncertain time and throughout 2009. While the outlook for the fourth quarter is certainly not ideal and we will face challenging results, China Sunergy will take the necessary steps to limit the financial impact and ensure we have the resources necessary to benefit from the anticipated long-term demand for our advanced solar products.”

Outlook

The recent global economic environment will have a much more significant impact on the Company’s fourth quarter and full year results than was experienced during the third quarter. The rapid decline in the ASP for solar cells during October was not immediately matched with a reduction in the upstream costs, largely polysilicon, resulting in negative gross margins and a conscious reduction in production of solar cells. Despite the recent cost corrections, the short term lack of demand for solar products has led to reduced shipments and revenues and therefore a reduced opportunity to compensate for the weak beginning to the quarter.

Taking into account the reduced ASP and relatively higher cost of polysilicon, the Company believes it will report a negative gross margin for the fourth quarter. The Company actively reduced production during the beginning of the quarter, leading to production volume in the range of 15-20MW. This results in the Company reducing its full year 2008 production target to 107-112MW., out of which around 44MW are expected to be high efficiency products.

China Sunergy observed that starting in early November the price of polysilicon began to erode, and at this time has now fallen by an even greater extent than the recent ASP decline. Given the current opportunity for flexible procurement of polysilicon and recently observed pricing trends, the Company has seen gross margins return to a level similar to the second quarter of 2008. In addition, going forward there will be incidental margin improvement due to a more favorable production mix and higher wafer quality from overseas suppliers.

By the first quarter of 2009, all 4 new selective emitter production lines will be operating, bringing the total number of selective emitter lines to 5. While production may not run at the full capacity in Q1, the Company will focus production on those lines until their production capacity is fulfilled, thus targeting to generate a higher average gross margin.

For 2009, the Company, although prudently optimistic, would like to be conservative at this point of time and revise down the production target to 180-210MW including 20% from OEM business. It is important to note that this target is based on the Company’s existing commitments and ongoing negotiations with customers while the market is more volatile than usual. Our gross margin should be positively, instead of negatively, impacted based on the recent trend of declining ASP and wafer costs. Taking into consideration the effect of a better production mix of 50% SE cells as well as better wafer quality, China Sunergy expects a gross margin of 15-19% for 2009.

Additional Company Updates

During the annual general meeting of shareholders held in Nanjing on August 15, 2008, the Company adopted several shareholder resolutions, including the re-elections of Mr. Tingxiu Lu, Mr. Ruennsheng Allen Wang and Ms. Jian Li as directors of the Company, the ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2007 and appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2008.

Quarterly Earnings Conference Call Details

China Sunergy’s management team will host a conference call to discuss results for the third quarter ended September 30, 2008 on Tuesday 25th November at 5:00 am (US Pacific Time)/8:00 am (US Eastern Time)/9:00 pm (Beijing/Hong Kong Time). A live audio webcast of the conference call will be available on China Sunergy’s website at www.chinasunergy.com.

The dial-in details for the live conference call are as follows:

U.S toll free number: +1.800.510.0219

International: +1.617.614.3451

Passcode: 13469322

For those who cannot access the live broadcast, a replay will be available online and from two hours after the end of the call until December 9, 2008. Please dial:

U.S toll free number: +1-888-286-8010

International: +1-617-801-6888

Passcode: 20423974

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

Use of Non-GAAP Financial Measures

To supplement China Sunergy’s consolidated financial results presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation and change in fair value of non-cash derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of non-cash derivative loss. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” set forth at the end of this release. China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company expects to provide net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. A limitation of using non-GAAP net income excluding share-based compensation and change in fair value of non-cash derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of non-cash derivative loss is that these non-GAAP measures exclude the share-based compensation and change in fair value of non-cash derivative loss that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For further information contact:

Financial Dynamics

Peter Schmidt: peter.schmidt@fd.com

Phone: + (86) 10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the 3 months ended
	Sep 30, 2008	Jun 30, 2008	Sep 30, 2007
Net sales	119,037	111,637	48,956
Cost of goods sold	(107,987)	(100,018)	(47,944)

Gross profit	11,050	11,619	1,012

Operating expenses:
Selling expenses	(582)	(835)	(432)
General and administrative expenses	(4,319)	(4,223)	(3,731)
Research and development expenses	(431)	(547)	(446)

Total operating expenses	(5,332)	(5,605)	(4,609)

Income/(Loss) from operations	5,718	6,014	(3,597)
Interest expense	(2,081)	(1,686)	(2,047)
Interest income	408	367	560
Other income/(expenses), net	(3,728)	(1,205)	524
Changes in fair value of derivatives	(848)	—	—

Income/(Loss) before income tax	(531)	3,490	(4,560)
Income tax (expense) benefit	742	(433)	133

Net income/(loss)	211	3,057	(4,427)
Dividend on Series A redeemable convertible preferred shares
Dividend on Series B redeemable convertible preferred shares
Dividend on Series C redeemable convertible preferred shares

Net income/(loss) attributable to ordinary shareholders	211	3,057	(4,427)

Net income/(loss) per ADS
Basic	$0.01	$0.08	$(0.11)
Diluted	$0.01	$0.08	$(0.11)

Weighted average ADS outstanding
Basic	39,737,547	39,617,393	39,555,463
Diluted	40,392,139	39,893,320	39,555,463

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share and per share data)

	Sep 30, 2008	Dec 31, 2007
Assets
Current Assets
Cash and cash equivalents	122,099	60,458
Restricted cash	56,690	23,473
Accounts Receivable (net)	16,156	26,817
Other receivable (net)	11,330	16,316
Inventories	41,046	56,092
Advance to suppliers	34,178	79,912
Amount due from related companies	17,788	2,112
Current deferred tax assets	430	527

Total current assets	299,717	265,707
Prepayments for equipment	5,498	7,535
Property, plant and equipment, net	87,658	45,394
Long-term deferred assets	1,418	—
Land use rights	2,144	2,179
Deferred tax assets	262	329
Restricted cash- Collateral account	31,416	—
Convertible bond issuance cost	3,757	—

Total assets	431,870	321,144

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	103,398	121,841
Accounts payable	15,333	7,157
Notes payable	14,666
Accrued expenses and other current liabilities	4,975	2,344
Advance from customers	1,789	4,893
Amount due to related companies	1,176	8
Income tax payable	292	—

Total current liabilities	141,629	136,243
Collateral account payable	31,416	—
Derivative liability	851	—
Other liabilities	999	1,053
Convertible bond payable	55,147	—

Total liabilities	230,042	137,296

Minority Interest	299	—

Shareholders’ equity
Ordinary shares: US$0.0001 par value; 267,766,443 and 237,332,777 shares issued outstanding as of September 30, 2008 and December 31, 2007, respectively	27	24
Additional paid-in capital	181,438	178,361
Subscription receivable	(405)	—
Retained deficit	(1,042)	(4,855)
Accumulated other comprehensive income	21,511	10,318

Total shareholders’ equity	201,529	183,848

Total liabilities and shareholders’ equity	431,870	321,144

*	Note 1

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(In US$ ’000)

	For the 3 months ended
	Sep 30, 2008	Jun 30, 2008	Sep 30, 2007
GAAP Net income/(loss)	211	3,057	(4,427)
Stock based compensation	925	935	140
Changes in fair value of derivatives	848	—	—

Non-GAAP Net income/(loss)	1,984	3,992	(4,287)

Non-GAAP Net income/(loss) per ADS
Basic	$0.05	$0.10	$(0.10)
Diluted	$0.05	$0.10	$(0.10)

Weighted average ADS outstanding
Basic	39,737,547	39,617,393	39,555,463
Diluted	40,392,139	39,893,320	39,555,463